UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

COMSCORE, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

20564W105

(CUSIP Number)

WPP plc

27 Farm Street

London, United Kingdom W1J 5RJ

Telephone: +44(0) 20 7408 2204

Attention: Andrea Harris, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Curt Myers, Esq.

Davis & Gilbert LLP

1740 Broadway

New York, New York 10019

(212) 468-4800

January 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20564W105

1	NAMES OF REPORTING PERSONS CAVENDISH SQUARE HOLDING B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION THE NETHERLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
	8	SHARED VOTING POWER 6,855,845 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 6,855,845 (SEE ITEMS 2 AND 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,855,845 (SEE ITEMS 2 AND 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6% (SEE ITEMS 2 AND 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 20564W105

1	NAMES OF REPORTING PERSONS WPP PLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION JERSEY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
	8	SHARED VOTING POWER 6,855,845 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 6,855,845 (SEE ITEMS 2 AND 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,855,845 (SEE ITEMS 2 AND 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6% (SEE ITEMS 2 AND 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

This amendment No. 3 relates to the Schedule 13D filed by Cavendish Square Holding B.V., a private limited liability company incorporated under the laws of the Netherlands (“Cavendish”), and WPP plc, a corporation formed under the laws of Jersey (collectively, the “Reporting Persons” and each a “Reporting Person”) with the Securities and Exchange Commission on April 7, 2015, as amended (the “Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of comScore, Inc., a Delaware corporation (the “Company”). Unless set forth below, all Items are unchanged from the Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds and Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

Between December 31, 2015 and January 8, 2015, Cavendish acquired an aggregate of 360,000 additional shares of the Common Stock in open market transactions effected through a broker-dealer (the “Additional Shares”). The consideration used by Cavendish to acquire the Additional Shares was Cavendish’s working capital.

Item 5. Interest in Securities of the Issuer.

(a)	As of January 8, 2016, Cavendish is deemed to beneficially own an aggregate of 6,855,845 shares of Common Stock (the “Shares”), representing approximately 17.6% of the Company’s outstanding Common Stock, based upon 38,972,442 shares of Common Stock outstanding on December 10, 2015, as reflected in the Company’s prospectus filed pursuant to Rule 424(b)(3) on December 23, 2015. WPP plc indirectly owns 100% of Cavendish and therefore may be deemed to have beneficial ownership of the Shares. Cavendish disclaims beneficial ownership of the Shares.

(b)	Each of Cavendish and WPP plc may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the Shares.

(c)	Information with respect to all transactions in the Company’s Common Stock that were effected by the Reporting Persons since December 30, 2015 is set forth in Annex A hereto, which is incorporated herein by reference.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2016

CAVENDISH SQUARE HOLDING B.V.

By:	/s/ A. van Heulen-Mulder
Name: A. van Heulen-Mulder
Title: Managing Director

WPP PLC

By:	/s/ Paul Richardson
Name: /s/ Paul Richardson
Title: Global Finance Director

Annex A

Trade Date (M/D/Y)	Transaction	Number of Shares of Common Stock	Price per Share*	Price Range*
12/31/2015	Purchase	60,000	$41.6453	$41.2150	$42.0000
1/4/2016	Purchase	18,341	$39.6924	$39.09	$40.08
1/4/2016	Purchase	41,659	$40.3926	$40.09	$40.67
1/5/2016	Purchase	60,000	$40.2457	$39.97	$40.84
1/6/2016	Purchase	60,000	$39.6578	$39.18	$39.99
1/7/2016	Purchase	41,475	$38.2072	$37.65	$38.64
1/7/2016	Purchase	18,525	$38.8915	$38.65	$39.27
1/8/2016	Purchase	31,950	$36.8116	$36.35	$37.33
1/8/2016	Purchase	23,250	$37.8022	$37.38	$38.37
1/8/2016	Purchase	4,800	$38.5096	$38.38	$38.69

*	The number of securities reported represents an aggregate number of shares executed by a broker-dealer in multiple market transactions over a range of prices. The price per share reported represents the weighted average price (without regard to brokerage commissions and fees). The Reporting Persons undertake to provide the staff of the SEC, the Company or any stockholder of the Company upon request with the number of shares executed by such Reporting Person at each separate price within the range.